Exhibit 12.2

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early.  We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(in thousands)
Income from continuing operations before income taxes	$58,436		$52,606		$120,698		$172,521		$221,349
Interest expense	90,602		86,899		106,096		92,048		126,869
Income before fixed charges	$149,038		$139,505		$226,794		$264,569		$348,218

Capitalized interest	$22		$139		$240		$190		$—
Interest expense	90,602		86,899		106,096		92,048		126,869
Preferred stock dividends	9,086		1,691		—		—		—
Total fixed charges and preferred dividends	$99,710		$88,729		$106,336		$92,238		$126,869
Earnings / combined fixed charges and preferred dividends coverage ratio	1.5	x	1.6	x	2.1	x	2.9	x	2.7	x